                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                  FORM 11-K

             [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1998

                                    OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF
                     THE SECURITIES EXCHANGE ACT OF 1934

              For the transition period from ______ to _________.

                      Commission file number 0-8467

A. Full title of the plan and the address of the plan, if different from that of the issuers named below:

          COMMERCIAL BANCSHARES, INC., EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(K) PROVISIONS)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            WesBanco, Inc.
                             1 Bank Plaza
                          Wheeling, WV 26003

                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)

                          FINANCIAL STATEMENTS

                        PARKERSBURG, WEST VIRGINIA

                           DECEMBER 31, 1998

                      COMMERCIAL BANCSHARES, INC.
                    EMPLOYEE STOCK OWNERSHIP PLAN
                      (WITH 401(k) PROVISIONS)
                         DECEMBER 31, 1998


                          TABLE OF CONTENTS

                                                           STATEMENT    PAGE
                                                           ---------    ----
Independent Auditors' Report                                             1-2

Statement of Net Assets Available for Benefits With
  Fund Information at December 31, 1998                          I        3

Statement of Net Assets Available for Benefits With
  Fund Information at December 31, 1997                          II       4

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the Year Ended December 31, 1998    III       5

Statement of Changes in Net Assets Available for Benefits
  With Fund Information for the Year Ended December 31, 1997     IV       6

Notes to Financial Statements                                            7-14

SUPPLEMENTAL INFORMATION

Form 5500 - Schedule G Information                                      16-19

                      INDEPENDENT AUDITORS' REPORT


To the Administrative Committee
Commercial BancShares, Inc.
Employee Stock Ownership Plan
(With 401(k) Provisions)
Parkersburg, West Virginia


We have audited the accompanying statements of net assets available for benefits with fund information of Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits with fund information for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits with fund information of Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 1998 and 1997, and the changes in its net assets available for benefits with fund information for the years then ended in conformity with generally accepted accounting principles.

To the Administrative Committee
Commercial BancShares, Inc.
Employee Stock Ownership Plan
(With 401(k) Provisions)
Parkersburg, West Virginia

Page Two


Our audits of the Plan's financial statements as of and for the year ended December 31, 1998 was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, loans or fixed income obligations, leases in default or classified as uncollectible, reportable transactions, and nonexempt transactions as of and for the year ended December 31, 1998 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1998 and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                /s/ Harman, Thompson, Mallory & Ice, A.C.







Parkersburg, West Virginia
May 27, 1999

                         COMMERCIAL BANCSHARES, INC
                      EMPLOYEE STOCK OWNERSHIP PLAN
                        (WITH 401(k) PROVISIONS)
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1998

                                                            STATEMENT I


                                                                    PARTICIPANT DIRECTED
                                               --------------------------------------------------------------------------
                                                                                           GROWTH
                                                         AGGRESSIVE                        AND                FEDERATED
                                                GENERAL     GROWTH    GROWTH    INCOME     INCOME      T        MAX-CAP
                                                  FUND       FUND      FUND      FUND       FUND      FUND       FUND

ASSETS
Investments, at Fair Value
  Shares of Registered Investment Companies:
    Federated Managed Aggressive Growth Fund    $          $ 43,424   $         $         $         $          $
    Federated Managed Growth Fund                                       49,747
    Federated Managed Income Fund                                                  5,345
    Federated Managed Growth and Income Fund                                                39,734
    Federated Max-Cap Fund                                                                                       152,186
    Harbor Bond Fund
    Harbor Capital Appreciation Fund
    Harbor International Fund II
    Prime Obligations Fund                                                                           342,933
    WesBanco, Inc. Common Stock
    Participant Loans Receivable
                                                ---------  --------   --------  --------  --------  --------   ---------
    TOTAL INVESTMENTS                           $      -0- $ 43,424   $ 49,747  $  5,345  $ 39,734  $342,933   $ 152,186
                                                ---------  --------   --------  --------  --------  --------   ---------
Cash, Non-Interest Bearing                      $      -0- $  1,692   $  1,237  $    158  $  1,701  $   (446)  $   1,548
                                                ---------  --------   --------  --------  --------  --------   ---------

Receivables:
  Participants' Contribution                    $          $          $         $         $         $    379   $
  Interest and Dividends                                                                               1,519
                                                ---------  --------   --------  --------  --------  --------   ---------
    TOTAL RECEIVABLES                           $      -0- $     -0-  $     -0- $     -0- $     -0- $  1,898   $      -0-
                                                ---------  --------   --------  --------  --------  --------   ---------
TOTAL ASSETS                                    $      -0- $ 45,116   $ 50,984  $  5,503  $ 41,435  $344,385   $ 153,734
                                                ---------  --------   --------  --------  --------  --------   ---------

LIABILITIES
  Net Assets Transferred-Out Due to Plan
   Merger Into the WesBanco, Inc. KSOP          $          $ 45,116   $ 50,984  $  5,503  $ 41,435  $344,385   $ 153,734
                                                ---------  --------   --------  --------  --------  --------   ---------
TOTAL LIABILITIES                               $      -0- $ 45,116   $ 50,984  $  5,503  $ 41,435  $344,385   $ 153,734
                                                ---------  --------   --------  --------  --------  --------   ---------

NET ASSETS AVAILABLE FOR BENEFITS
BEFORE INTERFUND TRANSFERS
PENDING                                        $       -0- $     -0-  $     -0- $     -0- $     -0- $     -0-  $      -0-
INTERFUND TRANSFERS PENDING                            -0-       -0-        -0-       -0-       -0-       -0-         -0-
                                               ----------  --------   --------  --------  --------  --------   ---------
NET ASSETS AVAILABLE FOR BENEFITS              $       -0- $     -0-  $     -0- $     -0- $     -0- $     -0-  $      -0-
                                               ==========  ========   ========  ========  ========  ========   =========




                         COMMERCIAL BANCSHARES, INC
                      EMPLOYEE STOCK OWNERSHIP PLAN
                        (WITH 401(k) PROVISIONS)
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                           DECEMBER 31, 1998

                                                STATEMENT I (CONTINUED)


                                                     PARTICIPANT DIRECTED                   DIRECTED
                                               ------------------------------------------   --------
                                                          HARBOR       HARBOR
                                                HARBOR   CAPITAL      INTER-
                                                 BOND  APPRECIATION  NATIONAL     STOCK       STOCK
                                                 FUND     FUND         FUND       FUND        FUND          TOTAL

ASSETS
Investments, at Fair Value
  Shares of Registered Investment Companies:
    Federated Managed Aggressive Growth Fund   $         $           $          $           $            $    43,424
    Federated Managed Growth Fund                                                                             49,747
    Federated Managed Income Fund                                                                              5,345
    Federated Managed Growth and Income Fund                                                                  39,734
    Federated Max-Cap Fund                                                                                   152,186
    Harbor Bond Fund                             46,632                                                       46,632
    Harbor Capital Appreciation Fund                       674,185                                           674,185
    Harbor International Fund II                                       39,789                                 39,789
    Prime Obligations Fund                                                           8,426       91,58       442,877
    WesBanco, Inc. Common Stock                                                  3,695,057   10,014,419   13,709,476
    Participant Loans Receivable                                                                 90,409       90,409
                                               --------  --------    --------   ----------  -----------  -----------
TOTAL INVESTMENTS                              $ 46,632  $674,185    $ 39,789   $3,703,483  $10,196,346  $15,293,804
                                               --------  --------    --------   ----------  -----------  -----------
Cash, Non-Interest Bearing                     $    280  $    363    $      6   $     (192) $   (13,639) $    (7,292)
                                               --------  --------    --------   ----------  -----------  -----------

Receivables:
  Participants' Contribution                   $         $           $          $           $            $       379
    Interest and Dividends                        2,730    41,519         499       26,304       72,046      144,617
                                               --------  --------    --------   ----------  -----------  -----------

     TOTAL RECEIVABLES                         $  2,730  $ 41,519    $    499   $   26,304  $    72,046  $   144,996
                                               --------  --------    --------   ----------  -----------  -----------
TOTAL ASSETS                                   $ 49,642  $716,067    $ 40,294   $3,729,595  $10,254,753  $15,431,508
                                               --------  --------    --------   ----------  -----------  -----------

LIABILITIES
  Net Assets Transferred-Out Due to Plan
   Merger Into the WesBanco, Inc. KSOP         $ 49,642  $716,067    $ 40,294   $3,729,570  $10,254,778  $15,431,508
                                               --------  --------    --------   ----------  -----------  -----------
TOTAL LIABILITIES                              $ 49,642  $716,067    $ 40,294   $3,729,570  $10,254,778  $15,431,508
                                               --------  --------    --------   ----------  -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS
BEFORE INTERFUND TRANSFERS PENDING             $     -0- $     -0-   $     -0-  $       25  $       (25) $        -0-
INTERFUND TRANSFERS PENDING                          -0-       -0-         -0-         (25)          25           -0-
                                               --------  --------    --------   ----------  -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS              $     -0- $     -0-   $     -0-  $       -0- $        -0- $        -0-
                                               ========  ========    ========   ==========  ===========  ===========


The accompanying notes are an integral part of these financial statements.

                              COMMERCIAL BANCSHARES, INC.
                            EMPLOYEE STOCK OWNERSHIP PLAN
                               (WITH 401(k) PROVISIONS)
         STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997
                                                                  STATEMENT II


                                                PARTICIPANT DIRECTED
                                   ------------------------------------------------------------------------------
                                                                                        GROWTH
                                                       AGGRESSIVE                         AND              FEDERATED
                                            GENERAL      GROWTH      GROWTH    INCOME   INCOME            MAX-CAP
                                              FUND        FUND        FUND      FUND     FUND    T-FUND     FUND

ASSETS
 Investments, at Fair Value
  Money Market Funds:
   Commercial Bank Money Market Fund        $  41,654  $            $          $         $       $         $
  Certificates of Deposit                      10,000
  U.S.Government Securities                   597,864
  State and Municipal Government
      Securities                               50,018
  Corporate Bonds and Debentures              106,450
  Shares of Registered Investment Companies:
   Federated Managed Aggressive Growth Fund              46,449
   Federated Managed Growth Fund                                       49,244
   Federated Managed Income Fund                                                12,505
   Federated Managed Growth and Income Fund                                               38,756
   Federated Max-Cap Fund                                                                                   67,839
   Harbor Bond Fund
   Harbor Capital Appreciation Fund
   Harbor International Fund II
   Provident Institutional Fund                                                                    1,578
  Common Stock                              1,719,304
  Commercial BancShares, Inc. Common Stock
  Participant Loans Receivable
                                           ----------  --------      -------- --------  -------- -------  --------
        TOTAL INVESTMENTS                  $2,525,290  $ 46,449      $ 49,244 $ 12,505  $ 38,756 $ 1,578  $ 67,839
                                           ----------  --------      -------- --------  -------- -------  --------

 Receivables:
  Employer's Contributions                 $           $             $        $         $        $        $
  Interest and Dividends                                  2,707         3,921      217     2,520       7
                                           ----------  --------      -------- --------  -------- -------  --------
        TOTAL RECEIVABLES                  $        0  $  2,707      $  3,921 $    217  $  2,520 $     7  $      0
                                           ----------  --------      -------- --------  -------- -------  --------
TOTAL ASSETS                               $2,525,290  $ 49,156      $ 53,165 $ 12,722  $ 41,276 $ 1,585  $ 67,839
                                           ----------  --------      -------- --------  -------- -------  --------

LIABILITIES
Assets Held in Suspense under
  IRC Section 415 Limits                   $           $             $        $         $        $        $
                                           ----------  --------      -------- --------  -------- -------  --------
TOTAL LIABILITIES                          $        0  $      0      $      0 $      0  $      0 $     0  $      0
                                           ----------  --------      -------- --------  -------- -------  --------
NET ASSETS AVAILABLE FOR BENEFITS BEFORE
  INTERFUND TRANSFERS PENDING              $2,525,290  $ 49,156      $ 53,165 $ 12,722  $ 41,276 $ 1,585  $ 67,839
 INTERFUND TRANSFERS PENDING                      (32)        0             0        0         0       0         0
                                           ----------  --------      -------- --------  -------- -------  --------
NET ASSETS AVAILABLE FOR BENEFITS          $2,525,258  $ 49,156      $ 53,165 $ 12,722  $ 41,276 $ 1,585  $ 67,839
                                           ==========  ========      ======== ========  ======== =======  ========


                              COMMERCIAL BANCSHARES, INC.
                            EMPLOYEE STOCK OWNERSHIP PLAN
                               (WITH 401(k) PROVISIONS)
     STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                                DECEMBER 31, 1997

                                                           STATEMENT II(cont.)

                                                                                           NON-
                                                                                        PARTICIPANT
                                                PARTICIPANT DIRECTED                     DIRECTED
                                          ---------------------------------------------  -----------
                                                       HARBOR
                                                       CAPITAL       HARBOR
                                             HARBOR    APPRECIA-     INTER-
                                             BOND       TION         NATIONAL   STOCK      STOCK
                                             FUND       FUND         FUND       FUND       FUND         TOTAL
ASSETS
 Investments, at Fair Value
  Money Market Funds:
   Commercial Bank Money Market Fund       $          $             $        $    8,660  $   25,945   $   76,259
  Certificates of Deposit                                                                                 10,000
  U.S.Government Securities                                                                              597,864
  State and Municipal Government Securities                                                               50,018
  Corporate Bonds and Debentures                                                                         106,450
  Shares of Registered Investment Companies:
   Federated Managed Aggressive Growth Fund                                                               46,449
   Federated Managed Growth Fund                                                                          49,244
   Federated Managed Income Fund                                                                          12,505
   Federated Managed Growth and Income Fund                                                               38,756
   Federated Max-Cap Fund                                                                                 67,839
   Harbor Bond Fund                           24,360                                                      24,360
   Harbor Capital Appreciation Fund                     126,577                                          126,577
   Harbor International Fund II                                     23,650                                23,650
   Provident Institutional Fund                                                                            1,578
  Common Stock                                                                                         1,719,304
  Commercial BancShares, Inc. Common Stock                                    3,571,812  10,576,451   14,148,263
  Participant Loans Receivable                                                               37,340       37,340
                                           ---------  ---------  ---------   ---------- -----------  -----------
        TOTAL INVESTMENTS                  $  24,360  $ 126,577  $  23,650   $3,580,472 $10,639,736  $17,136,456
                                           ---------  ---------  ---------   ---------- -----------  -----------
Receivables:
  Employer's Contributions                 $          $          $           $          $   394,104  $   394,104
  Interest and Dividends                         807     20,847      1,271                       92       32,389
                                           ---------  ---------  ---------   ---------- -----------  -----------
        TOTAL RECEIVABLES                  $     807  $  20,847  $   1,271   $        0 $   394,196  $   426,493
                                           ---------  ---------  ---------   ---------- -----------  -----------
TOTAL ASSETS                               $  25,167  $ 147,424  $  24,921   $3,580,472 $11,033,932  $17,562,949
                                           ---------  ---------  ---------   ---------- -----------  -----------
LIABILITIES
Assets Held in Suspense under
  IRC Section 415 Limits                   $          $          $           $          $        79  $        79
                                           ---------  ---------  ---------   ---------- -----------  -----------
TOTAL LIABILITIES                          $       0  $       0  $       0   $        0 $        79  $        79
                                           ---------  ---------  ---------   ---------- -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS BEFORE
  INTERFUND TRANSFERS PENDING              $  25,167  $ 147,424  $  24,921   $3,580,472 $11,033,853  $17,562,870
INTERFUND TRANSFERS PENDING                        0          0          0         (340)        372            0
                                           ---------  ---------  ---------   ---------- -----------  -----------
NET ASSETS AVAILABLE FOR BENEFITS          $  25,167  $ 147,424  $  24,921   $3,580,132 $11,034,225  $17,562,870
                                           =========  =========  =========   ========== ===========  ===========



The accompanying notes are an integral part of these financial statements.

                          COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1998                    STATEMENT III


                                    PARTICIPANT DIRECTED
                          ------------------------------------------------------------------------------------------------
                                                                                          GROWTH
                                                      AGGRESSIVE                            AND                 FEDERATED
                                          GENERAL      GROWTH       GROWTH     INCOME     INCOME                MAX-CAP
                                            FUND        FUND         FUND       FUND       FUND       T-FUND      FUND
ADDITIONS
Additions to Net Assets Attributed To:
 Investment Income:
  Net Appreciation (Depreciation) in Fair
  Value of Investments                   $  179,153  $   4,515     $   2,953  $     179  $   1,646  $           $   27,636
    Interest                                 71,397
    Dividends                                13,046      2,892         3,741        636      3,230      10,941       2,781
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL INVESTMENT INCOME                  $  263,596  $   7,407     $   6,694  $     815  $   4,876  $   10,941  $   30,417
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
  Contributions:
    Participants'                        $   40,031  $   1,788     $     232  $          $   4,852  $    2,562  $   19,129
    Employer's
    Rollover
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL CONTRIBUTIONS                      $   40,031  $   1,788     $     232  $       0  $   4,852  $    2,562  $   19,129
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------

TOTAL ADDITIONS                          $  303,627  $   9,195     $   6,926  $     815  $   9,728  $   13,503  $   49,546
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants          $   50,264  $  13,235     $   5,951  $   2,709  $   9,241  $  176,202  $   42,876
  Net Assets Transferred-Out to Plan
    Merger Into the WesBanco, Inc. KSOP                 45,116        50,984      5,503     41,435     344,385     153,734
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL DEDUCTIONS                         $   50,264  $  58,351     $  56,935  $   8,212  $  50,676  $  520,587  $  196,610
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------

Net Increase (Decrease) Prior to
  Interfund Transfers                    $  253,363  $ (49,156)    $ (50,009) $  (7,397) $ (40,948) $ (507,084) $ (147,064)
Interfund Transfers                      (2,778,621)                  (3,156)    (5,325)      (328)    505,499      79,225
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
NET INCREASE (DECREASE)                 $(2,525,258) $ (49,156)    $ (53,165) $ (12,722) $ (41,276) $   (1,585)  $ (67,839)

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                       2,525,258     49,156        53,165     12,722     41,276       1,585      67,839
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
END OF YEAR                              $        0  $       0     $       0  $       0  $       0  $        0  $        0
                                         ==========  =========     =========  =========  =========  ==========  ==========






                          COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1997
                                                            STATEMENT III(CONT)

                                                                                            NON-
                                                                                         PARTICIPANT
                                         PARTICIPANT DIRECTED                              DIRECTED
                                       -----------------------------------------------   -------------
                                                    HARBOR
                                                    CAPITAL        HARBOR
                                         HARBOR    APPRECIA-       INTER-
                                          BOND       TION         NATIONAL      STOCK       STOCK
                                          FUND       FUND           FUND        FUND        FUND        TOTAL
ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation) in
      Fair Value of Investments         $  (1,065)  $  122,858   $    3,858   $   49,204  $   103,848 $   494,785
    Interest                                                                       8,903       12,196      92,496
    Dividends                               4,261       41,519          499       92,736      263,880     440,162
                                        ---------   ----------   ----------   ----------  ----------- -----------
TOTAL INVESTMENT INCOME                 $   3,196   $  164,377   $    4,357   $  150,843  $   379,924 $ 1,027,443
                                        ---------   ----------   ----------   ----------  ----------- -----------
  Contributions:
    Participants'                       $   6,726   $   41,752   $    9,726   $  195,922  $           $   322,720
    Employer's                                                                                183,079     183,079
    Rollovers                                                                        502                      502
                                        ---------   ----------   ----------   ----------  ----------- -----------
TOTAL CONTRIBUTIONS                     $   6,726   $   41,752   $    9,726   $  196,424  $   183,079 $   506,301
                                        ---------   ----------   ----------   ----------  ----------- -----------
TOTAL ADDITIONS                         $   9,922   $  206,129   $   14,083   $  347,267  $   563,003 $ 1,533,744
                                        ---------   ----------   ----------   ----------  ----------- -----------
DEDUCTIONS
Deductions from Net Assets
  Attributed To:
   Benefits Paid to Participants        $   2,867   $  110,104   $   14,831   $  927,319  $ 2,309,507 $ 3,665,106
   Net Assets Transferred-Out to Plan
    Merger Into the WesBanco, Inc. KSOP    49,642      716,067       40,294    3,729,570   10,254,778  15,431,508
                                        ---------   ----------   ----------   ----------  ----------- -----------
TOTAL DEDUCTIONS                        $  52,509   $  826,171   $   55,125   $4,656,889  $12,564,285 $19,096,614
                                        ---------   ----------   ----------   ----------  ----------- -----------
Net Increase (Decrease) Prior to
  Interfund Transfers                   $ (42,587)  $ (620,042)    (41,042)   (4,309,622) (12,001,282)(17,562,870)
Interfund Transfers                        17,420      472,618       16,121      729,490      967,057           0
                                        ---------   ----------   ----------   ----------  ----------- -----------
NET INCREASE (DECREASE)                 $ (25,167)  $ (147,424)  $  (24,921)  (3,580,132) (11,034,225)(17,562,870)

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                        25,167      147,424       24,921    3,580,132   11,034,225  17,562,870
                                        ---------   ----------   ----------   ----------  ----------- -----------
END OF YEAR                             $       0   $        0   $        0   $        0  $         0 $         0
                                        =========   ==========   ==========   ==========  =========== ===========





The accompanying notes are an integral part of these financial statements.

                          COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1997
                                                                   STATEMENT IV


                                    PARTICIPANT DIRECTED
                          ------------------------------------------------------------------------------------------------
                                                                                          GROWTH
                                                      AGGRESSIVE                            AND                 FEDERATED
                                          GENERAL      GROWTH       GROWTH     INCOME     INCOME                MAX-CAP
                                            FUND        FUND         FUND       FUND       FUND       T-FUND      FUND
ADDITIONS
Additions to Net Assets Attributed To:
 Investment Income:
  Net Appreciation (Depreciation) in Fair
  Value of Investments                   $  484,104  $  13,258     $  11,088  $     603  $   2,385  $           $     (797)
    Interest                                 49,849
    Dividends                                30,145      4,590         6,651      1,429      4,198          51       2,453
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL INVESTMENT INCOME                  $  564,098  $  17,848     $  17,739  $   2,032  $   6,583  $       51  $    1,656
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
  Contributions:
    Participants'                        $   82,442  $  34,541     $  23,041  $     600  $   7,239  $    2,035  $    9,390
    Employer's
    Rollover                                  3,014
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL CONTRIBUTIONS                      $   85,456  $  34,541     $  23,041  $     600  $   7,239  $    2,035  $    9,390
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------

TOTAL ADDITIONS                          $  649,554  $  52,389     $  40,780  $   2,632  $  13,822  $    2,086  $   11,046
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
DEDUCTIONS
Deductions from Net Assets Attributed To:
  Benefits Paid to Participants          $   60,957  $     910     $  21,237  $   9,610  $     727  $       35  $       63
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
TOTAL DEDUCTIONS                         $   60,957  $     910     $  21,237  $   9,610  $     727  $       35  $       63
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------

Net Increase (Decrease) Prior to
  Interfund Transfers                    $  588,597  $  51,479     $  19,543  $  (6,978) $  13,095  $    2,051  $   10,983
Interfund Transfers                          (7,280)  (103,739)      (99,628)   (12,577)   (24,816)       (466)     56,856
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
NET INCREASE (DECREASE)                  $  581,317  $ (52,260)    $ (80,085) $ (19,555) $ (11,721) $    1,585  $   67,839

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                       1,943,941    101,416       133,250     32,277     52,997           0           0
                                         ----------  ---------     ---------  ---------  ---------  ----------  ----------
END OF YEAR                              $2,525,258  $  49,156     $  53,165  $  12,722  $  41,276  $    1,585  $   67,839
                                         ==========  =========     =========  =========  =========  ==========  ==========






                          COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION
                            DECEMBER 31, 1997
                                                               STATEMENT IV(CONT)

                                                                                            NON-
                                                                                         PARTICIPANT
                                         PARTICIPANT DIRECTED                              DIRECTED
                                       -----------------------------------------------   -------------
                                                    HARBOR
                                                    CAPITAL        HARBOR
                                         HARBOR    APPRECIA-       INTER-
                                          BOND       TION         NATIONAL      STOCK       STOCK
                                          FUND       FUND           FUND        FUND        FUND        TOTAL
ADDITIONS
Additions to Net Assets Attributed To:
  Investment Income:
    Net Appreciation (Depreciation) in
      Fair Value of Investments         $    (664)  $  (23,476)  $   (3,594)  $1,868,214  $5,671,563  $8,022,684
    Interest                                                                       1,816       6,150      57,815
    Dividends                               1,187       20,847        1,271       48,599     145,962     267,383
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL INVESTMENT INCOME                 $     523   $   (2,629)  $   (2,323)  $1,918,629  $5,823,675  $8,347,882
                                        ---------   ----------   ----------   ----------  ----------  ----------
  Contributions:
    Participants'                       $   2,990   $   12,063   $    4,030   $  151,592  $           $  329,963
    Employer's                                                                               395,849     395,849
    Rollover                                             3,013                     3,013       2,279      11,319
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL CONTRIBUTIONS                     $   2,990   $   15,076   $    4,030   $  154,605  $  398,128  $  737,131
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL ADDITIONS                         $   3,513   $   12,447   $    1,707   $2,073,234  $6,221,803  $9,085,013
                                        ---------   ----------   ----------   ----------  ----------  ----------
DEDUCTIONS
Deductions from Net Assets
  Attributed To:
   Benefits Paid to Participants        $           $      318   $            $   23,634  $   96,376  $  213,867
                                        ---------   ----------   ----------   ----------  ----------  ----------
TOTAL DEDUCTIONS                        $       0   $      318   $        0   $   23,634  $   96,376  $  213,867
                                        ---------   ----------   ----------   ----------  ----------  ----------
Net Increase (Decrease) Prior to
  Interfund Transfers                   $   3,513   $   12,129   $    1,707   $2,049,600  $6,125,427  $8,871,146
Interfund Transfers                        21,654      135,295       23,214       11,489          (2)          0
                                        ---------   ----------   ----------   ----------  ----------  ----------
NET INCREASE (DECREASE)                 $  25,167   $  147,424   $   24,921   $2,061,089  $6,125,425  $8,871,146

NET ASSETS AVAILABLE FOR BENEFITS
  Beginning of Year                             0            0            0    1,519,043   4,908,800   8,691,724
                                        ---------   ----------   ----------   ----------  ----------  ----------
END OF YEAR                             $  25,167   $  147,424   $   24,921   $3,580,132 $11,034,225 $17,562,870
                                        =========   ==========   ==========   ==========  ==========  ==========





The accompanying notes are an integral part of these financial statements.

                       COMMERCIAL BANCSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
                      NOTES TO FINANCIAL STATEMENTS

NOTE 1:	PLAN MERGER

Effective December 31, 1998, the Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) was merged into the WesBanco, Inc. KSOP. The transferred net assets have been recognized in the accounts of the WesBanco, Inc. KSOP as of January 1, 1999, at their balances as previously carried in the accounts of the Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions). The changes in net assets of the Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) presented in the accompanying Statement of Changes in Net Assets Available for Benefits with Fund Information include all activity through December 31, 1998.

NOTE 2:	DESCRIPTION OF PLAN

The following brief description of Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all of the former employees of Commercial BancShares, Inc. and its Subsidiaries (Commercial Banking and Trust Company, Jackson County Bank, Farmers & Merchants Bank of Ritchie County, Dime Bank, Union Bank of Tyler County,
The Community Bank, The Bank of Paden City, and Hometown Finance Company). Commercial BancShares, Inc. was merged into WesBanco, Inc. effective
March 31, 1998.  The Plan operates as an employee stock ownership plan with
Section 401(k) provisions and is designed to comply with the regulations of the Internal Revenue Code and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by an Administrative Committee which was appointed by Commercial BancShares, Inc.'s Board of Directors. The Trust Department of WesBanco, Inc. is the custodian of the Plan's assets.

Eligibility and Participation

To be eligible to participate in the Plan, employees who are employed by the Company and its Subsidiaries must complete one year of service (1,000 hours) and attain age 21. The participant may join the Plan on January 1 immediately following eligibility requirements. Participants who have not met eligibility requirements during such plan year or are not employed on the last working day of a plan year are generally not eligible for an allocation of Company contributions for such year.

                       COMMERCIAL BANCSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN
                        (WITH 401(k) PROVISIONS)
                      NOTES TO FINANCIAL STATEMENTS

NOTE 2:	DESCRIPTION OF PLAN  (CONTINUED)

Contributions

Two types of employer contributions may be made to the Plan: (1) Optional Contributions (discretionary contributions made by the Company as determined by the Board of Directors) and (2) Matching Contributions (Company matches up to a certain percentage of salary reduction contributions made by the participant). For 1998, the amount of this Matching Contribution is 50% of the employee's contribution, up to a maximum of 4% of the employee's annual compensation.

Participants may elect to contribute from a minimum of 1% up to a maximum of 15% of pretax annual compensation, subject to Internal Revenue Code limits. Participants may also contribute amounts representing distributions from other qualified plans.

Allocations to Participants' Accounts

Each participant's account is credited with any salary deferrals as well as an allocation of (a) the Company's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' non-vested accounts. Allocations of Company Optional Contributions are prorated based on the participants' compensation. Company Matching Contributions are allocated on a prorated basis based on the participants' Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year to be eligible to receive an allocation of Company Optional or Matching Contributions. The Optional Account is subject to vesting provisions.

Vesting

Vesting is based on years of service. Vesting commences after two years of credited service, at which time the participant is 20 percent vested. A participant is 100 percent vested after six years of credited service from the date of employment. Upon death, retirement, or total disability, a participant is also 100 percent vested. A participant is always 100 percent vested in any salary deferral, rollover, basic, and matching contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct his salary reduction contribution into any of the following investment options.

     Prior to July 1, 1997:

     General Fund - Funds are invested in securities of the U. S. Government or its agencies, corporate bonds, and equity securities of established companies.

                       COMMERCIAL BANCSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN
                        (WITH 401(k) PROVISIONS)
                      NOTES TO FINANCIAL STATEMENTS

NOTE 2:	DESCRIPTION OF PLAN  (CONTINUED)

Investment Options  (Continued)

     Prior to July 1, 1997:  (Continued)

     Stock Fund - Funds are invested primarily in Company stock. If no stock is currently available for purchase, funds are deposited into money market funds and/or mutual funds until stock does become available.

     Aggressive Growth Fund - Funds are invested in the Federated Managed Aggressive Growth Fund. This fund invests 60 to 100 percent of its assets in equity securities and 0 to 40 percent in bonds.

     Growth Fund - Funds are invested in the Federated Managed Growth Fund. This fund invests 50 to 70 percent of its assets in equity securities and 30 to 50 percent in bonds.

     Income Fund - Funds are invested in the Federated Managed Income Fund. The Fund invests 10 to 30 percent of its assets in equity securities and 70 to 90 percent in bonds.

     Growth and Income Fund - Funds are invested in the Federated Managed Growth and Income Fund. This Fund invests 30 to 50 percent of its assets in equity securities and 50 to 70 percent in bonds.

     After July 1, 1997:

     General Fund - Funds are invested in securities of the U. S. Government or its agencies, corporate bonds, and equity securities of established companies.

     Stock Fund - Funds are invested primarily in Company stock. If no stock is currently available for purchase, funds are deposited into money market funds and/or mutual funds until stock does become available.

     T-Fund - Funds are invested in the Provident Institutional Fund. This fund invests in a portfolio consisting of U. S. Treasury bills, notes, and direct obligations of the U. S. Treasury and repurchase agreements relating to direct Treasury obligations.

     Federated Max-Cap Fund - Funds are invested in publicly-traded common stocks.

     Harbor Bond Fund - Funds are invested in an actively-managed portfolio of fixed-income securities.

                        COMMERCIAL BANCSHARES, INC.
                       EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
                       NOTES TO FINANCIAL STATEMENTS

NOTE 2:	DESCRIPTION OF PLAN  (CONTINUED)

Investment Options  (Continued)

     After July 1, 1997:  (Continued)

     Harbor Capital Appreciation Fund - Funds are invested in a portfolio of equity securities of established companies with above-average prospects for growth.

     Harbor International Fund - Funds are invested in a portfolio of non-U. S. equity securities.

Participants may change their investment options effective January 1 or July 1.

Participant Loans Receivable

Participants may apply for a loan from their vested account under the Plan. Certain legal restrictions impose limits on the amount of the loan and repayment terms. The maximum loan amount is $50,000. The specific limit for any participant is 50% of their vested account balance. If a participant has an existing loan at the time of application, the $50,000 limit is reduced by the highest outstanding balance of the participant's loan over the previous twelve-month period or the total of all outstanding loans the day the new loan is granted. Generally, the participant's loan must be repaid within five years, unless the proceeds are used to purchase or construct a principal residence.

Voting Rights

The Trustee of the Plan will vote all Company Stock held as part of the Plan assets, provided that the participant be entitled to direct the Trustee as to the manner in which voting rights on shares of Company Stock which are allocated to the participant's account are to be exercised (i) with respect to any corporate matter which involves the voting of such shares with respect to the approval or disapproval of any corporate merger or consolidation, recapitalization, reclassification, liquidation, dissolution, sale of substantially all assets of a trade or business, or such similar transaction, and (ii) with respect to all corporate matters if, at the time of the vote thereon, the Company Stock is a "registration-type" class of securities. If the participant does not timely exercise their right to vote Company Stock, the Trustee will vote such Company Stock.

Plan Distributions

Distributions from the Plan will be made upon termination of service due to a participant's retirement, death (in which case, payment shall be made to his or her beneficiary or, if none, his or her legal representatives), disability, or otherwise terminates employment with the Company and its Subsidiaries. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

                      COMMERCIAL BANCSHARES, INC.
                     EMPLOYEE STOCK OWNERSHIP PLAN
                       (WITH 401(k) PROVISIONS)
                     NOTES TO FINANCIAL STATEMENTS

NOTE 3:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.
Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investment in WesBanco, Inc. common stock is valued at quoted market prices.

Investment in Commercial BancShares, Inc. common stock is valued at quoted market prices.

Investments in government securities, corporate bonds, and common stock are carried at quoted market prices.

Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end.

The investments in Commercial Banking and Trust Company money market funds, certificates of deposit, and participant loans are recorded at cost which approximates fair market value.

Dividends and interest received from investments are recorded as earned on an accrual basis.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis.

Employer Contributions

Employer contributions are accrued during the plan year to which the contribution is attributed by the Employer Company's Board of Directors.

Payment of Benefits

Benefits are recorded when paid.

                         COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)
                        NOTES TO FINANCIAL STATEMENTS

NOTE 3:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES  (CONTINUED)

Forfeited Accounts

At December 31, 1998 and 1997, forfeited nonvested accounts totaled $-0- and $614, respectively. These accounts were allocated to all remaining participants of the Plan.

Reclassification of Prior Years' Statements

Certain items previously reported have been reclassified to conform with current year's classification.

NOTE 4:	INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments at December 31, 1998 and 1997. Investments that represent 5 percent or more of the Plan's net assets are separately identified.



                                                                      1998         1997
Investments at Fair Value as Determined by Quoted Market Price    -----------   -----------
  U. S. Government Securities                                     $       -0-   $   597,864
  State and Municipal Government Securities                               -0-        50,018
  Corporate Bonds and Debentures                                          -0-       106,450
  Shares in Registered Investment Companies                        1,493,919        390,958
  Common Stock                                                            -0-     1,719,304
  Commercial BancShares, Inc. Common Stock - 170,461 Allocated
    Shares in 1997                                                        -0-    14,148,263
  WesBanco, Inc. Common Stock - 464,728 Allocated Shares in 1998  13,709,476           -0-
                                                                 -----------    -----------
                                                                 $15,203,395    $17,012,857
                                                                 -----------    -----------
Investments at Estimated Value
  Money Market Funds                                             $        -0-   $    76,259
  Certificates of Deposit                                                 -0-        10,000
  Participant Loans                                                   90,409         37,340
                                                                 -----------    -----------
                                                                 $    90,409    $   123,599
                                                                 -----------    -----------
TOTAL INVESTMENTS                                                $15,293,804    $17,136,456
                                                                 ===========    ===========


The Plan's investments (including investments bought, sold, and held during the year) appreciated in value by $494,785 and $8,022,684 for the years ended December 31, 1998 and 1997, respectively.

                       COMMERCIAL BANCSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN
                         (WITH 401(k) PROVISIONS)
                      NOTES TO FINANCIAL STATEMENTS

NOTE 4: INVESTMENTS (CONTINUED)

                                                                    1998         1997
Investments at Fair Value as Determined by Quoted Market Price   ---------    ---------
  U. S. Government Securities                                    $  (3,660)   $    3,752
  State and Municipal Government Securities                           (720)          932
  Corporate Bonds and Debentures                                    (1,057)        2,633
  Shares in Registered Investment Companies                        162,580        (1,197)
  Common Stock                                                     184,590       476,787
  Commercial BancShares, Inc. Common Stock                              -0-    7,539,777
  WesBanco, Inc. Common Stock                                      153,052            -0-
                                                                 ---------    ----------
                                                                 $ 494,785    $8,022,684
                                                                 ---------    ----------
Investments at Estimated Value                                   $      -0-   $       -0-
                                                                 ---------    ----------
NET CHANGE IN FAIR VALUE                                         $ 494,785    $8,022,684
                                                                 =========    ==========

NOTE 5:	ADMINISTRATION OF PLAN ASSETS

The Plan's assets, which consist principally of WesBanco, Inc. and Commercial BancShares, Inc. common shares for 1998 and 1997, respectively, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee which invests cash received, interest, and dividend income and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company or its participating Subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses and trust fees may be paid directly by the Company.

NOTE 6:	SUSPENSE ACCOUNTS

During the Plan year 1997, a suspense account in the amount of $79 was established to meet qualification standards of IRC Section 415 annual additions testing. The amount is being held from allocations of the employer optional contribution. The suspense account will be allocated to the appropriate participants in the next Plan year while taking into consideration the annual additions at that time.

                       COMMERCIAL BANCSHARES, INC.
                      EMPLOYEE STOCK OWNERSHIP PLAN
                        (WITH 401(k) PROVISIONS)
                      NOTES TO FINANCIAL STATEMENTS

NOTE 7:	RELATED PARTY TRANSACTIONS

Administrative expenses, trust fees, and legal fees were paid by the Company at its option. During 1998 and 1997, the Plan purchased 19,367 shares (1,561 shares of Commercial BancShares, Inc. and 17,806 shares of WesBanco, Inc.) and 13,069 shares of Employer Securities at a cost of $598,359 ($127,206 for Commercial BancShares, Inc. and $471,153 for WesBanco, Inc.) and $605,203, respectively. In 1997, the Plan also received 14,416 shares due to a stock dividend declared on February 13, 1997. Investment income consists of dividends received on Company stock of $355,632 ($51,393 from Commercial BancShares, Inc. and $304,239 from WesBanco, Inc.) and $194,561 for the years ended December 31, 1998 and 1997, respectively.

NOTE 8:	INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter, dated January 31, 1994, stating that the Plan constitutes a qualified trust under Section 401(a) of the Internal Revenue Code and is, therefore, exempt from Federal income taxes under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE 9:	PLAN TERMINATION

Although it had not expressed any intent to do so, Commercial BancShares, Inc. had the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

The Commercial BancShares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) was merged into the WesBanco, Inc. KSOP effective December 31, 1998, at which time the net assets were transferred.

SUPPLEMENTAL INFORMATION

                         COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                          (WITH 401(k) PROVISIONS)
                     FORM 5500 - SCHEDULE G INFORMATION
                                   1998

PART I - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                                       (c)
                 (b)                    Description of investment including
       Identity of issue, borrower,     maturity date, rate of interest,         (d)            (e)
 (a)   lessor, or similar party         collateral, par or maturity value        Cost      Current value
-----  ----------------------------     -----------------------------------   ----------   -------------

  *    WesBanco, Inc.                   464,728 Shares Common                 $4,336,534    $13,709,476

       Federated Managed                Registered Investment Co.             $    5,088    $     5,345
         Income Fund                      489.906 Shares

       Federated Managed                Registered Investment Co.             $   36,099    $    39,734
         Growth & Income Fund             3,355.919 Shares

       Federated Managed                Registered Investment Co.             $   42,576    $    49,747
          Growth Fund                     3,862.324 Shares

       Federated Managed                Registered Investment Co.             $   35,656    $    43,424
          Aggressive Growth Fund          3,112.848 Shares

       Federated Max-Cap Fund           Registered Investment Co.             $  126,578    $   152,186
                                          5,996.301 Shares

       Harbor Bond Fund                 Registered Investment Co.             $   48,017    $    46,632
                                          4,134.004 Shares

       Harbor Capital Appreciation      Registered Investment Co.             $  574,417    $   674,185
          Fund                            17,746.395 Shares

       Harbor International             Registered Investment Co.             $   38,005    $    39,789
          Fund II                         3,258.705 Shares

       Prime Obligations Fund           Registered Investment Co.             $  442,877    $   442,877
                                          442,877.22 Shares

  *    Loans to Participants            Varied Term Through 2004              $       -0-   $    90,409
                                          Interest Rate 7.80% - 8.43%                       -----------

       TOTAL INVESTMENTS                                                                    $15,293,804
                                                                                            ===========

                          COMMERCIAL BANCSHARES, INC.
                         EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
                      FORM 5500 - SCHEDULE G INFORMATION
                                    1998

PART II - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES THAT WERE BOTH
            ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

                                             (b)
                                  Description of investment
         (a)                      including maturity date,
Identity of issue, borrower,      rate of interest, collateral,            (c)                       (d)
lessor, or similar party          par or maturity value           Costs of acquisitions   Proceeds of dispositions
----------------------------      ----------------------------    ---------------------   ------------------------

Federated Max Cap                 Mutual Fund 16.925 Shares          $          371                $       15
Federated Max Cap                 Mutual Fund 67.124 Shares          $        1,566                $      (13)
Federated Max Cap                 Mutual Fund 66.577 Shares          $        1,553                $       38
Federated Max Cap                 Mutual Fund 46.663 Shares          $          959                $      112
Harbor Cap Appreciation           Mutual Fund 26.928 Shares          $          951                $       (2)
Harbor Cap Appreciation           Mutual Fund 3.075 Shares           $          109                $       (4)
Harbor Cap Appreciation           Mutual Fund 12.254 Shares          $          433                $      (14)
Harbor Cap Appreciation           Mutual Fund 38.534 Shares          $        1,361                $       14
Federated Home Loan Banks         6.000% Bond Due 8-13-01            $       35,000                $       53
Federated Home Loan Banks         6.030% Bond Due 3-11-03            $       10,000                $       19
Federated Home Loan Banks         6.435% Bond Due 9-25-03            $       19,860                $       88
West Virginia General Obligation  West Virginia Obligation           $       20,000                $      104


PART III - SCHEDULE OF LOANS OR FIXED INCOME OBLIGATIONS


                                                                              (g)
                                                                      Detailed description
                                                                       of loan including
                                                                      dates of making and
                                                                       maturity, interest
                                                                       rate, the type and
                                                                       value of collateral,
          (b)                        Amount received                   any renegotiation of
        Identity         (c)     during reporting year      (f)          the loan and the         Amount Overdue
           and         Original  ---------------------     Unpaid          terms of the         -------------------
        address       amount of     (d)         (e)       balance at     renegotiation and         (h)       (i)
(a)     of obligor      loan     Principal    Interest    end of year   other material items    Principal  Interest
---     ----------    ---------  ---------    --------    -----------   --------------------    ---------  --------
         None


                         COMMERCIAL BANCSHARES, INC.
                        EMPLOYEE STOCK OWNERSHIP PLAN
                           (WITH 401(k) PROVISIONS)
                    FORM 5500 - SCHEDULE G INFORMATION
                                  1998


PART IV - SCHEDULE OF LEASES IN DEFAULT OR CLASSIFIED AS UNCOLLECTIBLE


                                   (d)
				Terms and
				description
				(type of
				property,
				location and
				date it was
                    (c)         purchased,
                 Relation-      terms regard-
                  ship to      ing rent, taxes,
                    plan,        insurance,
                  employer,       repairs,                             (g)          (h)
         (b)      employee,       expenses,                  (f)      Gross      Expenses
       Identity   organiza-       renewal                  Current    rental      paid                  (j)
          of      tion, or      options, date       (e)     value    receipts    during       (i)      Amount
        lessor/  other party-    property        Original  at time   during the  the plan     Net        in
(a)     lessee   in-interest     was leased)       cost    of lease  plan year   year       receipts   arrears
---     ------   -----------   ------------     ---------  --------  ----------  ---------  --------   -------

         None


PART V - SCHEDULE OF REPORTABLE TRANSACTIONS

              (b)
           Description
            of asset
            (include                                                                (h)
  (a)       interest                                      (f)                     Current       (i)
Identity    rate and                                    Expense                    value       Net
  of        maturity        (c)      (d)        (e)     incurred      (g)       of asset on    gain
 party      in case       Purchase  Selling    Lease     with       Cost of     transaction     or
involved    of a loan)     price     price     rental  transaction   asset         date       (loss)
--------    ----------    --------  -------    ------  -----------  -------     -----------   ------
 Money      Cash
 Market     192 Purchases $5,641,646                                            $5,641,646


 Money      Cash
 Market     90 Sales                $5,717,905                      $5,717,905  $5,717,905     $  -0-


                            COMMERCIAL BANCSHARES, INC.
                           EMPLOYEE STOCK OWNERSHIP PLAN
                             (WITH 401(k) PROVISIONS)
                         FORM 5500 - SCHEDULE G INFORMATION
                                       1998


PART VI - SCHEDULE OF NONEXEMPT TRANSACTIONS

                            (c)
			Description of
			transactions
              (b)       including
            Relation-    maturity
              ship     date, rate of                               (g)                             (j)
            to plan,     interest,                               Expenses                 (i)      Net
  (a)       employer,   collateral,                             incurred in     (h)     Current  gain or
Identity    or other     par or        (d)       (e)      (f)    connection     Cost     value  (loss) on
of party    party-in-    maturity    Purchase  Selling   Lease      with         of       of       each
involved    interest      value       price     price    rental  transaction    asset    asset  transaction
--------   ---------   -----------   --------  -------   ------  -----------    -----    -----  -----------
            None

PART VII - SCHEDULE OF NONEXEMPT TRANSACTIONS

                            (c)
			Description of
			transactions
              (b)       including
            Relation-    maturity
              ship     date, rate of                               (g)                             (j)
            to plan,     interest,                               Expenses                 (i)      Net
  (a)       employer,   collateral,                             incurred in     (h)     Current  gain or
Identity    or other     par or        (d)       (e)      (f)    connection     Cost     value  (loss) on
of party    party-in-    maturity    Purchase  Selling   Lease      with         of       of       each
involved    interest      value       price     price    rental  transaction    asset    asset  transaction
--------   ---------   -----------   --------  -------   ------  -----------    -----    -----  -----------
            None


                             SIGNATURES

The Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           COMMERCIAL BANCSHARES, INC.
                                           EMPLOYEE STOCK OWNERSHIP PLAN
                                           (WITH 401(K) PROVISIONS)
                                           -----------------------------
                                                 (Name of Plan)


June 29, 1999
-------------
    Date                                   /s/ Paul M. Limbert
                                           -------------------
                                           Chairman of the KSOP Committee
                                           WesBanco, Inc., Executive Vice
                                           President & Chief Financial Officer